

October 7, 2010

<u>VIA U.S. Mail and Facsimile</u>

Michael F. Adams
President & CEO
AdvanSource Biomaterials Corporation
229 Andover Street
Wilmington, Massachusetts   01887

> **Re: AdvanSource Biomaterials Corporation**
> **Item 4.01 Form 8-K**
> **Filed October 7, 2010**
> **File No. 000-28034**

Dear Mr. Adams:

We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within five business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to this comment, we may have additional comments.

Form 8-K dated October 7, 2010

1. Please tell us the date that Caturano and Company resigned as your independent registered public accounting firm. In that regard, it is not clear if Caturano and Company remained your independent registered accountant during the period from July 20, 2010 through October 5, 2010.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

*   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

*   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

*   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any questions, please call Kristin Lochhead, Staff Accountant at (202) 551-3664 or me at (202) 551-3676. You may also contact Martin James, Senior Assistant Chief Accountant, at (202) 551-3671 with any other questions.

Sincerely,

Brian Cascio
Accounting Branch Chief